RICHMONT MINES INC.

ANNUAL INFORMATION FORM

2006

March 30, 2007

TABLE OF CONTENTS

TERMINOLOGY					1
DEFINITIONS					1
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS					2
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES					3
I.	INCORPORATION				5
II.	GENERAL DEVELOPMENT OF THE BUSINESS				5
	1.	General			5
	2.	Three-Year History			5
		2.1	Island Gold		5
		2.2	East Amphi		6
		2.3	Nugget Pond		6
	3.	2007 Trends			6
	4.	Risks Factors			6
III.	NARRATIVE DESCRIPTION OF THE BUSINESS				14
	1.	Quebec Division			14
		1.1	Beaufor Mine		14
			1.1.1	Property Description and Location	14
			1.1.2	Accessibility, Climate, Local Resources, Infrastructures and Physiography	15
			1.1.3	History	15
			1.1.4	Geological Setting	15
			1.1.5	Mineralization	16
			1.1.6	2006 Work	16
			1.1.7	Drilling	16
			1.1.8	Sampling and Analysis	17
			1.1.9	Security of Samples	17
			1.1.10	Mineral Reserve and Mineral Resource Estimates	17
			1.1.11	Metallurgy	20
			1.1.12	Production Summary	20
			1.1.13	Summary of Exploration and Development Work	21
		1.2	East Amphi Mine		22
			1.2.1	Property Description and Location	22
			1.2.2	Accessibility, Climate, Local Resources, Infrastructures and Physiography	22
			1.2.3	History	23
			1.2.4	Geological Setting	23
			1.2.5	Mineralization	24
			1.2.6	2006 Work	24
			1.2.7	Drilling	25
			1.2.8	Sampling and Analysis	25
			1.2.9	Security of Samples	26
			1.2.10	Mineral Reserve and Mineral Resource Estimates	26
			1.2.11	Metallurgy	28
			1.2.12	Summary of Exploration and Work	29
	2.	Ontario Division			29
		2.1	Island Gold Property		29

			2.1.1 Project Description and Location	29
			2.1.2 Access, Local Resources, Infrastructures, Climate and Physiogeology	31
			2.1.3 History	31
			2.1.4 Geological Setting	31
			2.1.5 Mineralization	32
			2.1.6 2005 and 2006 Work	32
			2.1.7 Drilling	33
			2.1.8 Sampling and Analysis	33
			2.1.9 Security of Samples	34
			2.1.10 Mineral Resource Estimates	34
			2.1.11 Metallurgy	35
			2.1.12 Summary of Exploration and Development Work	35
	3.	Newfoundland Division		36
		3.1	Nugget Pond Property	36
	4.	Exploration Projects and Others Properties		36
		4.1	General	36
		4.2	Valentine Lake	38
			4.2.1 Description and Location of the Property	38
		4.3	Wasamac	38
			4.3.1 Description and Location of the Property	38
		4.4	Francoeur	38
			4.4.1 Description and Location of the Property	38
		4.5	Camflo Northwest	39
			4.5.1 Description and Location of the Property	39
		4.6	Table of reserves and resources	40
	5.	Other Aspects of the Business		41
		5.1	Gold Marketing and Sales	41
		5.2	Environment	42
			5.2.1 Quebec	42
			5.2.2 Newfoundland	42
		5.3	Employees	42
IV.	CONSOLIDATED FINANCIAL INFORMATION			43
	1.	For the Last Three Fiscal Years		43
	2.	Dividend Policy		43
V.	CAPITAL STRUCTURE			44
VI.	MARKET FOR STOCK TRADING			45
VII.	DIRECTORS AND OFFICERS			47
VIII.	AUDIT COMMITTEE			48
IX.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS			50
X.	REGISTRAR AND TRANSFER AGENT			50
XI.	MATERIAL CONTRACTS			50
XII.	ADDITIONAL INFORMATION			51
SCHEDULE A				52

TERMINOLOGY

Unless otherwise specified, all the unit measures used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below :

1 troy ounce (oz) = 31.1035 grams (g)

1 tonne (t) = 1.1023 short ton (2,000 lbs)

1 metre (m) = 3.28 feet

Au: gold

g/t: gram per tonne

ha: hectare

NSR: Net Smelter Return

t/d: tonnes per day

mm: millimetre

kg: kilogram

g: gram

t/m3: tonnes per cubic metre

DEFINITIONS

Mineral Reserve

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

•

the future price of gold;

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the estimation of mineral reserves and resources;

•

the realization of mineral estimates;

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the timing and amount of estimated future production;

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costs of production;

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capital expenditures;

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costs and timing of the development of new deposits;

•

success of exploration activities;

•

permitting time lines;

•

currency fluctuations;

•

requirements for additional capital;

•

use of proceeds;

•

government regulation of mining operations;

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environmental risks;

•

unanticipated reclamation expenses;

•

availability of qualified workforce;

•

title disputes or claims; and

•

limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Company and depend on a number of factors. The factors include, but are not limited to:

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integration of acquisitions;

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risks related to joint venture operations;

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actual results of current exploration activities;

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actual results of current reclamation activities;

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conclusions of economic evaluations;

•

changes in project parameters as plans continue to be refined;

•

possible variations in ore grade or recovery rates;

•

failure of plant, equipment or process to operate as anticipated;

•

accidents, labour disputes and other risks of the mining industry;

•

delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

•

risks related to governmental regulations, including environmental regulations;

•

fluctuations in commodity prices;

•

currency fluctuations;

•

litigation risks and the inherent uncertainty of litigation costs; and

•

risks pertaining to any fixed-price gold forward sales hedge program the Company may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines. We urge you to carefully consider those factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Company included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company is under no duty to update any of the forward-looking statements after the date of this Annual Information Form to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

Resource estimates

The resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual information Form, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

I.   INCORPORATION

Richmont Mines Inc. ("Richmont Mines" or the "Company") was incorporated pursuant to Part 1A of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company’s articles were amended to change its corporate name. The head office, principal place of business of the Company and registered office, is located at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol "RIC".

Richmont Mines holds 70% of all voting shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under Part 1A of the Companies Act (Quebec). The core asset of Louvem is its interest in the Beaufor Mine, a 50%-50% joint venture between Louvem and Richmont Mines. Furthermore, Richmont Mines holds all voting shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act.

II.  GENERAL DEVELOPMENT OF THE BUSINESS

1.

General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2.

Three-Year History

Over the last three years, Richmont Mines has made significant investments on its mining properties, mainly at Island Gold, East Amphi and at the Beaufor Mine. In 2006, the Company sold its Nugget Pond property in Newfoundland for a cash consideration of $2,250,000. The Company currently produces gold from its Beaufor and East Amphi Mines and should take a commercial production decision with respect to its 55% owned Island Gold project in the second quarter of 2007.

2.1

Island Gold

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. (“Patricia Mining”) in the form of a private placement in order to obtain an option to acquire a 55% undivided interest in the Island Gold Project, located 15 kilometres from Dubreuilville in northeastern Ontario. Richmont Mines’ investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004.

On December 3, 2004, Richmont Mines decided to invest up to $10 million in exploration and development work pursuant to the 2003 agreement under which it acquired an option to acquire a 55% interest in the Island Gold Project. Richmont Mines assumed responsibility for operations on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired its 55% interest.

On January 26, 2006, Richmont Mines and Patricia Mining announced the acquisition of Algoma Steel Inc.’s (“Algoma Steel”) remaining joint venture interest in the Goudreau property near Dubreuilville, Ontario for an aggregate purchase price $100,000. The property will remain subject to a 15% net profits interest as per the original joint venture between Algoma Steel and Patricia Mining. Through the Island Gold joint venture, Patricia Mining will own a 45% interest in the Goudreau property and Richmont Mines will own the remaining 55% interest. The purchase will allow the Island Gold joint venture to expedite exploration on the property. In the first quarter of 2006, a surface drilling program was initiated with a view to verifying and evaluating the potential of the Company’s Goudreau property which is adjacent to the Island Gold zone. It is to be noted that until mineral resources are proven to be mineral reserves, such mineral resources do not have demonstrated economic viability.

2.2

East Amphi

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million and committed itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of 2004. Details are presented in Section III, “Narrative Description of the Business”, under Subsection 1.2, “East Amphi Mine”.

On January 23, 2006, Richmont Mines announced that progressive mining activities at the East Amphi Mine had commenced on the basis of internal studies prepared by the Company. The East Amphi Mine was brought into commercial production in February 2006 and produced 20,000 ounces of gold until December 31, 2006. During the year, Richmont Mines appraised the potential of A3 zone as well as B2 and B North zones, which are located to the west of the deposit and at Level 200, respectively. In view of the substantial investment needed to gain access to the reserves, the grade falling short of expectations following exploration drilling, and the disappointing results in the zones offering the best potential near the current infrastructures, the probable reserves defined in 2006 were reclassified into resources. Richmont Mines will therefore end its production work at the East Amphi Mine during the second quarter of 2007, when all of the proven reserves will have been depleted.

2.3

Nugget Pond

In November 2005, Richmont Mines signed a 12-month option agreement with New Island Resources Inc. (”New Island Resources”) to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland. A non-refundable deposit of $250,000 was paid at the time of the signing of the agreement.

In October 2006 Richmont Mines received from New Island Resources cash consideration of $2,250,000 to complete the sale of the Nugget Pond property and gold mill. With the sale, Richmont Mines was released from all claims and other liabilities relating to this property. In addition to the cash deposit of $250,000 received, Richmont Mines also received 1,000,000 shares of New Island Resources valued at $300,000 at the time of the transaction.

3.

2007 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development and to acquire advanced projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies. The Company’s primary objective over the next five years is to become a profitable, intermediate North American developer and producer of gold, operating three to four mines while establishing at least one million ounces of reserves.

To advance its strategy in 2007 and increase the number of its projects, the Company intends to focus on advancing the Island Gold Project into commercial production and pursuing several exploration projects on its properties. This includes a 20,000 meter drill program at Beaufor and a $1.0 million exploration project at Valentine Lake. The Company will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, to build its reserve base and to accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

4.

Risks Factors

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interest in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

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fluctuations in commodity prices;

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costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

•

availability of economic sources of energy and adequacy of water supply;

•

adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

•

data on which engineering assumptions are made;

•

changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

industrial accidents and labor actions or unrest;

•

unusual or unexpected geological or geotechnical formations;

•

unanticipated ground or water conditions;

•

slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

•

environmental hazards, including discharge of pollutants or hazardous chemicals;

•

unanticipated grade and tonnage of ore to be mined and processed;

•

unusual or unexpected adverse operating conditions;

•

hazards involved in the drilling and mining of ore;

•

availability of qualified workforce;

•

natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect the project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

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estimation of reserves;

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anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$575 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to the sale of gold.

Richmont Mines has no gold hedging contracts and no US dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest, including the Island Gold property, are registered in the names of entities which are not controlled by the Company. The Company’s interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder’s title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be provided that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of key employees or the key employees of any business the Company acquires;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III.  NARRATIVE DESCRIPTION OF THE BUSINESS

1.

Quebec Division

1.1

Beaufor Mine

1.1.1

Property Description and Location

i)

Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocs 2 and 3, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-Est county, Province of Quebec.

ii)

Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

iii)

Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) (the “operator”) and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

iv)

Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, a copy of which can be found at www.sedar.com.

v)

Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in the approval phase with the Ministry of Natural Resources and Wildlife of Quebec.

vi)

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 is presently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A series of buildings including warehouses, workshops and offices are used to service a workforce of about 104 employees and approximately 15 independent contractors as of December 31, 2006.

vii)

Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

1.1.2

Accessibility, Climate, Local Resources, Infrastructures and Physiography

i)

Access

The mine can be accessed from the main road 117, going East from Val-d’Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and going south on the Paré road to the Perron village.

ii)

Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

iii)

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 35,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro Quebec.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usually also well trained and available.

iv)

Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 meters above sea-level.

1.1.3

History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002.

1.1.4

Geological Setting

i)

Regional geology

The mining town of Val-d’Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining camp of Val-d’Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor mine.

ii)

Beaufor Mine geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins.

1.1.5

Mineralization

Gold-bearing veins at the Beaufor mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor mine. Shear zones striking N070o and steeply dipping to the southwest control the opening and gold enrichment of veins.

1.1.6

2006 Work

In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 24,866 ounces, produced at a cash cost of US$580 per ounce sold. The 2006 exploration program consisted in underground development and underground and surface drilling. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2006	2005	2004

Tonnes	139,513	199,269	266,793
Grade (g/t)	5.54	5.72	6.13
Ounces sold	24,866	36,649	52,623
Cash cost per ounce (US$)	580	377	308

Investment in development ($)	1,706,421	2,770,812	1,478,118
Exploration expenses ($)	1,342,438	862,150	980,166

Development metres	1,299	1,577	997

Exploration drilling metres
Definition	18,513	21,524	14,928
Underground	17,803	13,023	11,793
Surface	4,789	-	1,603

1.1.7

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

•

Exploration drilling using a 60 metres by 60 metres grid;

•

Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor mine. Underground drillholes are LTK48 (1" 13/32) calibre and ATW (1" 13/64) calibre. Surface drillholes are NQ size. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines.

1.1.8

Sampling and Analysis

i)

Sampling

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling “chips” at the Beaufor Mine.

In definition drillholes, samples are collected over 1-metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. The entire core is then analyzed at the chemical assay laboratory.

ii)

Assays

ALS Chemex Chimitec Laboratories in Val-d’Or, was selected to analyze samples from the Beaufor mine. This laboratory is certified ISO 9001-2000 for the “Supply of assays and geochemical analysis services” by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

•

Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

iii)

Quality Control

The first quality control program done by the laboratory at different steps of the process are as follows:

•

Crushing, pulverizing, weighing: daily check;

•

Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established by the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding ten (10) g/t Au are systematically re-assayed.

1.1.9

Security of Samples

There is no quality control program as such established at the Beaufor Mine for the shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

1.1.10

Mineral Reserve and Mineral Resource Estimates

In 2006, methodology and procedures for mineral resource and reserve estimates have been reviewed and modified by Golder and Associates, an independent firm, under the supervision of François Chabot, geo., a qualified person pursuant to National Instrument 43-101. The database, factors and parameters used in the determination of the mineral resource are based on the available information at the Beaufor Mine as of December 31, 2006. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 requirements and regulations. Mineral resources and reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel for complete integrity.

i)

Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the available information as of December 31, 2006. The parameters were reviewed and modified by Golder and Associate. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2006. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economical feasibility. As per National Instrument 43-101, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

•

Geometry : stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

•

Maximum vein dip : 40°;

•

Ore mining recovery: 80% used in the economic evaluation;

•

Internal dilution : the ore block is designed with a true thickness of 2.2 metres to 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 metres. The dilution grade is assumed to be 0 g/t Au.

•

External dilution : a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

•

Geometry : maximum panel length of 40 metres;

•

Minimum dip of vein: 45°;

•

Ore mining recovery : 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;

•

Internal dilution : minimum mining width is three metres. The drilling intersections are projected to a minimum length of three metres;

•

External dilution : a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows :

•

No profit margin is built-in in the estimate;

•

Differed or capitalized capital is not used;

•

Only the gold price is taken into account in the economic calculation;

•

The gold price used was CAN$575/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	7.31
Room and pillar	Un-developed	8.08
Long-holes	Developed	5.81
Long-holes	Un-developed	6.57

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserves

Golder and Associates have estimated the tonnage of mineral reserves in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

Probable Mineral Reserves

The mineral reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten metres from drilling data. In the advent of drilling intersections of more than three metres in length, reserves can be projected by a multiple of five metres to a maximum of 30 metres. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the calculation, as of December 31, 2006, the mineral reserves of the Beaufor Mine are estimated to:

Categories of reserves	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	66,167	6.90	14,676
Probable	118,703	9.12	34,814

Total (proven + probable)	184,870	8.33	49,490

ii)

Mineral Resource Estimation

Mineral Resource Classification

The following descriptions present more details about the mineral resources classification at the Beaufor Mine.

At the Beaufor Mine, measured resources were confirmed by underground excavation and are extended over eight metres from these opening following the dip of the zone. Indicated resources are defined by drilling using a 20 metres by 20 metres grid whereas inferred resources are defined by drilling using a 60 metres by 60 metres grid or more. A polygon sized 20 metres by 20 metres at most is applied to each drillhole within the area used to calculate the volume of the resources.

Table of Resources

Following the established calculation, the mineral resources at the Beaufor Mine as of December 31, 2006 were estimated as follow:

Resource Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	78,642	5.94	15,029
Indicated	532,823	7.79	133,365

Total (measured and indicated)	611,465	7.55	148,394

Inferred	-	-	-

Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.1.11

Metallurgy

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. A contractor under a three-year contract expiring in December 2007 carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problem was experienced at this mill nor is anticipated in the near future. Usual maintenance and repairs are done when deemed appropriate.

1.1.12

Production Summary

Operating Costs and Capital Expenses

In 2006, ore totalling 139,513 tonnes at an average recovered grade of 5.54 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 24,866 ounces, produced at a cash cost of US$580 per ounce, compared to the previous year with 199,269 tonnes of ore at an average recovered grade of 5.72 g/t, produced at a cash cost of US$377 per ounce. More difficult mining conditions at the Beaufor Mine combined with the higher cost of materials, energy and salaries and the appreciation of the Canadian dollar relative to the US dollar, were the main reasons for the increase in the production cash cost per ounce, which rose from US$377 in 2005 to US$580 in 2006.

	Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004

Revenues	16,866,158		19,686,025		28,088,714

Tonnes processed	139,513		199,269		266,793
Grade (g/t)	5.62		5.81		6.22
Gold recovery (%)	98.56		98.51		98.6
Recovered grade (g/t)	5.54		5.72		6.13
Ounces sold	24,866		36,649		52,623

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	580	658	377	457	308	401
Depreciation and depletion	42	48	23	28	12	16

Total	622	706	400	485	320	417

Average price obtained per ounce	598	678	443	537	410	534

1.1.13

Summary of Exploration and Development Work

Beaufor Mine

	2006	2005	2004

Investment in development ($)	1,706,421	2,770,812	1,478,118
Exploration expenses ($)	1,342,438	862,150	980,166

Differed development metres	1,299	1,577	997

Metres of exploration drilling
Definition	18,513	21,524	14,928
Underground	17,803	13,023	11,793
Surface	4,789	-	1,603

In 2006, the production rate was primarily affected by the reduced availability of long-hole stopes. This situation was due to the lack of continuity in the mineralized zones to the east of the Beaufor property. In short, the problem has been traced to some stopes located within narrow mineralized zones for which definition drilling has not confirmed reserves, despite sustained underground development in the eastern sector.

In October 2006, following the evaluation of various options proposed for the Beaufor Mine, Richmont Mines announced that exploration work would be accelerated and that a program of 20,000 metres of drilling would be undertaken in order to identify large new mineralized zones at the Beaufor Mine. The first holes were drilled in search of structures to the south of the mine to discover new faults that may contain gold-bearing zones. In addition, drilling was also performed in order to define the extensions of the two primary zones of the deposit.

In 2007, the Company will continue the major exploration program already under way in order to discover significant mineralized zones. As announced in October 2006, the Company will reduce production at the Beaufor Mine to approximately 20,000 ounces of gold.

1.2

East Amphi Mine

1.2.1

Property Description and Location

i)

Location

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometres to the west from the center of Val-d’Or, Abitibi East County, Province of Quebec. This property is contiguous to the city of Malartic which is part of the Vallée de l’Or MRC.

ii)

Mining Claims Description

The property consists of 34 claims (1,077.1 hectares) which includes a mining lease (ML #848) of 119.1 hectares. The property covers part of Rang I (lots 8 to 35 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township.

iii)

Ownership of Mining Rights

The total of the mining claims of the East Amphi property belongs to Richmont Mines, who also holds contiguous mining claims. The surface rights are held by the Crown.

iv)

Mining Royalty

McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for $1.5 million at any time after the start of production.

v)

Environmental Obligations

The rehabilitation plan for the East Amphi project was approved by the Ministry of Natural Resources and Wildlife of Quebec and is valid until September 2008. The rehabilitation plan is estimated at less than $200,000.

vi)

Infrastructure

All facilities are installed at the site. The main facilities are:

•

The staff offices, core-shack, garage, warehouse and compressor room;

•

Two electrical substations and mine ventilation system;

•

The mine water settling and polishing ponds;

•

The surface ramp to the underground ramp portal.

vii)

Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

1.2.2

Accessibility, Climate, Local Resources, Infrastructures and Physiography

i)

Access

A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the mining site, in the south-central part of the property, two kilometers west of highway 117 which links Val-d’Or and Rouyn-Noranda.

ii)

Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to -17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

iii)

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The city of Malartic is located less than three kilometres east from the center of the mining property. The city of Val-d’Or, 30 km to the east, counts a population of approximately 35,000 inhabitants. It is accessible by a network of roads and is served by an airport with daily commercial flights. The town also hosts an excellent base of suppliers and manufacturers for the mining industry. The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usually also well trained and available.

The Camflo Mill is less than 13 kilometres from the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometres north of the property and a 25 kV line, located 1.5 kilometres east of the property, meet the energy requirements of the mine.

iv)

Physiography

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones. The elevation is approximately 300 metres above sea-level.

1.2.3

History

In 1937, McIntyre Porcupine Mines Ltd explored the Cadillac fault and intersected mineralized diorite and feldspar porphyry. East Amphi Gold Mines Ltd became the owner in 1940 and started underground development in early 1946. Following the sinking of a three-compartment shaft to a depth of 155 metres, 1,490 metres of drifting and 415 metres of cross-cuts, the company announced its decision to suspend underground activities. However, from 1948 to 1987, sporadic drilling was completed.

Breakwater Resources carried out surface and underground work on the property from 1987 to 1990 ; 85 diamond drill-holes were done on the surface and 92 underground. Geological mapping of underground developments was also completed. A resource estimate was calculated in 1990 (758,015 tonnes of indicated resources at an average grade of 11.02 g/t Au).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling programs were completed in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

In 1998, McWatters Mining acquired the property from Placer Dome and completed 44 additional drillholes on the East Amphi property. A new resource calculation was carried out, resulting in an estimated 2.29 million tonnes of measured and indicated resources at an average grade of 5.98 g/t Au (cut-off grade of 2.7 g/t Au). From December 1998 to August 1999, a total of 120,427 tonnes of ore was extracted from the open pit and shipped to the McWatters’ Sigma mill for processing. The average diluted grade of the ore was 5.66 g/t Au.

Richmont Mines purchased the East Amphi property from McWatters Mining in December 2003.

1.2.4

Geological Setting

i)

Regional geology

The East Amphi property is located in the southern part of Abitibi greenstone belt, which is an Archean volcano-sedimentary complex in the Superior Structural Province of the Canadian Shield. The property is located in the Malartic mining camp. The Cadillac–Larder Lake deformation zone runs across the central part of the East Amphi property and lies along the boundary between metasedimentary rocks of the Pontiac Subprovince and basaltic to ultramafic volcanic rocks of the Piché Group.

ii)

East Amphi Mine Geology

The East Amphi property is cut by the tectonic zone of Larder Lake–Cadillac. On the property, this deformation zone is found in the ultramafic rocks in the Piché Group, which have been transformed into schists of chlorite and talc. This group is bordered on the north by the sediments of Cadillac and on the south by the Pontiac Group. An intrusive mass of feldspathic porphyry is found in the southern part of the Piché Group, south of the band of talc-chlorite schists from the Cadillac fault.

Given the association with the Larder-Lake Cadillac fault, we can see a complexity in the history of deformation and hydrothermalism in the gold deposits. East Amphi mineralized zones were defined stratigraphically as zones A, B, and P, in which distinct lenses have been identified and named as zones A1-A2-A2’ and A3, and zones B2-Bn and B1-B1’. The B2-Bn zones occur at the interface between the feldspar porphyry and the talc-chlorite schist. These zones are marked by the injection of several generations of intrusions, generally subparallel to the foliation and showing a boudinaged structure. A1-A2-A2’A3 zones, and B1-B1 zones are situated within the talc-chlorite schists. The P zones are developed within the porphyritic body to the south. The zones have been identified over a strike length of more than 1 km, from the surface to a depth of 600 metres, and they can reach a thickness of more than 20 metres.

1.2.5

Mineralization

The mineralization is generally associated with the fault system of the Cadillac Larder Lake deformation zone. The mineralization is characterized primarily by structural control and secondarily by lithological control. Regarding the Piché Group, which hosts the Cadillac fault, it is well established that most of the gold concentration came from porphyry and dioritic intrusive led inside sheared volcanic rock.

The mineralization of the gold ore assumes 2 forms. In general, gold is associated with the spreading of large automorphic pyrites up to 5 mm in the lightly silicified zones associated with compacted and broken intrusions, either of a variably biotized dioritic nature or hematized and silicified felsic ones, or in the ultramafic deformed host rocks of the intrusions. This type of mineralization represents the majority of the resources and is typical of the gold-bearing mineralization found on the property. In the second form, gold is associated with injected quartz veins and veinlets encased in the porphyric feldspathic intrusion to the south and in a shearing zone that divides the first type of mineralization. Gold is generally found within pyrite, and a few specks of free gold have been observed.

1.2.6

2006 Work

In 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were extracted from the East-Amphi Mine. This production yielded gold sales of 20,000 ounces, produced at a cash cost of US$485 per ounce sold. In 2006, Richmont Mines has completed an underground definition drilling program and tested interesting targets on the Fourax property. The underground drilling tested the zone B2-BN bellow the 200 level and the A3 zone located 100 metres west of the mine openings.

East Amphi Mine

	2006	2005	2004

Tonnes	179,194	-	-
Grade (g/t)	3.47	-	-
Ounces sold	20,000	-	-
Cash cost per ounce (US$)	485	-	-

Investment in exploration and development ($)	-	13,215,310	10,504,244
Exploration costs ($)	248,384	200,250	124,595

Differed development metres	0	3,121	2,123

Metres of exploration drilling
Underground	2,395	19,913	1,323
Surface	2,018	2,373	12,713

1 For the years 2004 and 2005, the information presented is attributable to the advanced exploration program, including development and exploration activities performed during this period.

2

During 2004 and 2005, Richmont Mines received exploration tax credits totalling $1,031,053 and $2,034,642, respectively.

1.2.7

Drilling

A total of 993 holes totalling 111,949 metres of surface and underground diamond drilling were completed in the property from the early 1930’s to December 2006. Approximately 430 holes totalling 80,147 metres were drilled from the surface, and 563 holes totalling 31,802 metres were drilled from underground, including drilling completed by Richmont Mines. The majority of the drill-holes used for resource and reserve estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections to intersect mineralized zones at right angles, along a grid spacing of 10 by 15 metres or 20 by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the East Amphi mine. Underground drillholes are BQ size, whereas surface drillholes are NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled personnel, following established guidelines for the East Amphi mine. A rock quality designation (RQD) analysis was completed for all drill-holes drilled and the RQD for zones B2 and Bn is relatively good.

1.2.8

Sampling and Analysis

i)

Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum with of 0.5 metres and maximum 1 metre length.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

ii)

Assays

ALS Chemex Chimitec Laboratories in Val-d’Or, was selected to analyze samples from the East Amphi mine. This laboratory is certified ISO 9001-2000 for the “Supply of assays and geochemical analysis services” by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

•

Samples are then analyzed by fire assay with atomic absorption finish. Samples exceeding seven grams per tonne of gold (7 g/t Au) on the first analysis are re-analyzed with a gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the East Amphi site.

iii)

Quality Control

During the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed.

Good accuracy was demonstrated by the laboratory during the sampling/assaying programs, as monitored internally and externally by the assaying of certified reference standards. Precision results from evaluation of AAS (Atomic Absorption Spectrometry), gravimetric finish sample duplicates as well as assorted pulp duplicate results for the various original sample types demonstrate overall poor precision is being realized for the 50 g pulp samples. It is recommended that the split size be increased from the 250 g to 1,000 g size. A comparison of the AAS versus gravimetric results demonstrates that precision for the AAS finish results is better up to grades of 3.5 g/t Au when gravimetric grades are more precise.

1.2.9

Security of Samples

At the East Amphi mine, there are no specific quality control measures for the shipment of samples. The latter are collected in plastic bins and picked up by the assay laboratory on a daily basis. In the event the sample location is uncertain, or the sample number is duplicated, or any other anomaly arises, then the results are simply excluded from the resource calculation.

1.2.10

Mineral Reserve and Mineral Resource Estimates

Methodology and procedures for mineral resource and reserve estimates have been established by East Amphi Mine and head office personnel. All estimates are performed by qualified persons, as per National Instrument 43-101 under the supervision of Jules Riopel, Geology and Exploration Director. The database, factors and parametres used in the determination of the mineral resources and reserves are based on the knowledge of the East Amphi deposit as of December 31, 2006. However, these parametres are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral resources estimate is carried out in accordance with National Instrument 43-101 requirements and regulations. Mineral resources and reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

Richmont Mines has estimated its resources using all information from its 2004-2006 exploration program including information from underground openings and historical diamond drilling. The East Amphi mineral resources estimate are used as a basis for the East Amphi mineral reserve and resource estimate.

i)

Technical Parameters

At East Amphi, mineral resources are estimated using the polygonal method (on longitudinal section) for the A1-A2-A2’, A3, and B1-B1’ zones, and using inverse distance to power (IDP) block modelling methods with Gemcom software for the B2-Bn and P zones. The main parameters used to estimate the global mineral resources are as follow:

•

A cut-off grade of 3 g/t Au was used;

•

Grade capping at 30 g/t Au for all zones;

•

A minimum true thickness of 3.0 metres based on the proposed mining method (long hole);

•

An average rock density of 2.8 t/m3 is defined.

The main parameters for the block model used to estimate the global mineral resources are as follows:

•

A wireframe of 3 g/t;

•

Compositing of gold assay results was done on 1-metre equal lengths;

•

A 30-metre ellipsoid search was fixed according to the distance;

•

The block size for the B2 zone is 1.25 metres by 1.0 metre by 1.5 metres;

•

Interpolation method: the IDP interpolation method to the power 1 was used to minimize the nugget effect of gold assays;

•

A maximum of 7 composite samples per diamond drill-hole within a maximum of 15 composites was fixed.

ii)

Mineral Reserve Estimates

General

The source data and parameters used in the reserve calculation correspond to knowledge acquired and best estimates as at December 31, 2006. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience and evolving economic conditions in 2006. These factors and parameters are revised on an annual basis, to take into consideration experience gathered from the mining operation.

The conversion of mineral resources into mineral reserves is based on economic feasibility studies conducted by the engineering staff at the East Amphi mine. As stipulated in Regulation 43-101, only mineral resources classified in the measured and indicated categories by the geological staff are used in the economic reserve estimate calculations.

Technical Parametres

The parameters and the basis of calculation used in the economic study are:

•

The extraction methods will be transversal and longitudinal long hole with a minimum dip of the zone at 60° and a maximum panel length of 11 metres by 25 metres high (B2-Bn);

•

Ore recovery: 100% for stopes designed with 4-metre pillars between stopes clearly identified during the process of the mineral reserve estimate. The pillars are excluded from the reserves;

•

Internal dilution: minimum mining width is 3 metres for the B2-Bn zones;

•

External dilution: a rate of 4% at a grade of 2.7 g/t Au for the B2-Bn zones;

•

Operating costs of $62.00/tonne;

•

Cut-off grade of 3 g/t Au fixed with a gold price at US$513/oz (or CAN$575/oz with an exchange rate of CAN$1.12 for US$1). However, the final cut-off grade will be based on the current gold price at the time of extraction of the reserves;

•

The mill recovery is 97.5%.

Reserve Table

According to the calculation, as of December 31, 2006, the mineral reserve estimates at the East Amphi Mine are:

Reserves Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	99,909	3.67	11,789
Probable	-	-	-

Total (Proven + Probable)	99,909	3.67	11,789

*

Including dilution and 100% mining recovery (excluding the pillars).

**

Before milling recovery (97.5%).

iii)

Mineral Resource Estimates

Resource Classification

Measured mineral resources were confirmed by a high density of drill-holes, some cross-cuts through the mineralized zones and a bulk sampling program. In the polygonal method, blocks are considered measured resources if drill spacing is less than 10 metres and several drill-holes form a cluster of similar results, especially if there is some underground development in the mineralization to confirm its location and grade. In the block model, areas within 10 metres of a drill-hole are considered as measured resources.

Mineral resources are considered in the indicated category if drill spacing is between 10 and 20 metres and several drill-holes form a cluster of similar results. In the polygonal method, the maximum extension of each block is 20 metres laterally and 40 metres vertically. For the block model, indicated resources lie within a 10 to 20-metre radius of a drill-hole.

Mineral resources are considered in the inferred category if drilling is sparser but again drill intercepts must be grouped in a cluster of similar (geological) results within a reasonable distance of no more than 30 metres at most depending on geology. For the block model, inferred mineral resources are defined within a maximum distance of 30 metres from a drill-hole. In the polygonal method, the area of influence is a maximum of 30 metres laterally and 60 metres vertically.

Resource Table

According to calculations, as of December 31, 2006, mineral resources at the East Amphi Mine were estimated at:

Resources Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	131,697	6.93	29,347
Indicated	735,397	5.72	135,207

Total (measured + indicated)	867,094	5.90	164,554

Inferred	319,937	5.91	60,775

The tonnages and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.2.11

Metallurgy

The East Amphi ore was hauled by truck to Richmont Mines’ Camflo mill located at an approximate distance of 13 km from the minesite. The Camflo mill is a traditional gold recovery mill using a conventional Merrill-Crow type process, with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

Gold recovery of the zinc precipitation circuit at the Camflo mill was established at 97.6%.

1.2.12

Summary of Exploration and Work

Since the beginning of exploration and development work on the East Amphi project in January 2004, the cost of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors led to higher investments than the amounts initially planned for by Richmont Mines. In addition, after the geotechnical studies were completed at the end of 2005, modifications to the mining plan proved necessary and resulted in a reduction in the size of the stopes’ openings, the creation of permanent pillars and the abandonment of the use of cemented fill in most of the stopes. Definition drilling also showed significant variation in the grades. As at December 31, 2005, the Company recorded a non-cash write-down of mining assets of $26,040,953 related to the East Amphi property. Exploration drilling was conducted in 2006 in the areas where probable reserves near the existing infrastructures were identified. Results fell below expectations and a decision was made to cease development and to mine only the remaining proven reserves.

In 2007, the Company plans to extract approximately 100,000 tonnes of ore at an average grade of 3.67 g/t for production of approximately 11,789 ounces of gold. The mine will be closed in mid 2007 after reserve depletion. The East Amphi property has a 4-km strike along the mineralized Malartic shear, and has the potential to find additional resources. Different options will be evaluated in order to maximize the value of the East Amphi property.

2.

Ontario Division

2.1

Island Gold Property

2.1.1

Project Description and Location

i)

Location

The Island Gold Project is located approximately 85 km north-east of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project.

ii)

Mining Claims Description

The Island Gold Project consists of 108 patented and leased claims totalling 5,382 ha and 197 staked claims totalling 3,062 ha.

Property	Number of claims	Area (ha)	Patricia Mining / Richmont Mines Ownership (%)
Kremzar	20	1,428	45/55
Lochalsh	31	368	45/55
Goudreau	65	3,716	45/55
Island Gold	197	2,932	45/55

iii)

Agreements summary

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55 % interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold Project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma Steel’s remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma Steel and Patricia Mining. The Island Gold Joint Venture now owns 100% of the property subject to royalties.

iv)

Ownership of Mining Rights

All mining titles on the Island Gold Project are currently being transferred and will be jointly held by Richmont Mines (55% - the “Operator”), and Patricia Mining (45%).

v)

Mining Royalties

The Kremzar Property is subject to a 4% net smelter royalty (NSR) in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the company and Aur Resources Inc. (Aur) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR in favour of Aur, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Aur will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR in favour of Aur.

The Goudreau Property is subject to a 2% NSR in favour of Aur and a 15% NPI royalty in favour of Algoma.

vi)

Environmental Obligations and permitting status

•

The most important permit being maintained at this time is the Ministry of the Environment permit number 4-105-86-876 - permit to operate the Kremzar Mill which will be amended to take into consideration the anticipated modifications to the mill. In addition, permits number 03-P-6053 and 1360-6EXKTH were obtained during the course of the year 2005.

•

N.A.R. Environmental Consultants inc., retained to manage the environment reporting issues on Patricia Mining’s behalf, developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia reports that the permits to reopen the former Kremzar mine, including mining and milling operations have been maintained.

•

Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height.

•

The existing Lochalsh and Kremzar closure plans will need to be updated if the joint venture decides to bring the mine into operation. A closure plan for mine production was filed with the Ministry Northern Development and Mining (MNDM) in March 2007 and a response is expected by April 30, 2007.

•

A closure plan for the Kremzar mine was filed with the Ministry of Northern Development and Mining (MNDM) in 1998 by Patricia Mining and was approved and should be amended if ever the joint venture decides to bring the project into production. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $143,986 for the Lochalsh closure plan. There are no environmental issues on the property at this time.

vii)

Infrastructures

The Island Gold Project infrastructure includes the location of the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property . An office, a core logging and storage facility, and a mine dry are located on the Kremzar mine site.

2.1.2

Access, Local Resources, Infrastructures, Climate and Physiogeology

i)

Access

Access to the Project is via an all weather road from Highway 519, just west of Dubreuilville and is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa to the Project site.

ii)

Local Resources and Infrastructures

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Project is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Project area. Power is supplied by Great Lakes Power Corporation.

Richmont Mines is also offering living accommodations and flexible schedules to its employees. Training is also performed in order to obtain a local qualified workforce.

iii)

Climate

The Project is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from 31°C to -41°C. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest to north and during the summer south-west to westerly winds prevail.

iv)

Physiogeology

The Project area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Project area has been partially logged.

2.1.3

History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma Steel Inc. (“Algoma”) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau lake deformation Zone (gldz). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate.

2.1.4

Geological Setting

i)

Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which, is part of the Wawa sub-province and Superior province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formation.

ii)

Project Geology

The Island Gold Project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation Zone (GLDZ). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

2.1.5

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold (VG) forms clouds of fine gold droplets up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 to over 8 metres in thickness, comprising intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2.1.6

2005 and 2006 Work

The work performed in 2005 and 2006, permitted among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp. The following table presents work achieved in 2005 and in 2006.

Island Gold advanced exploration project

	2006	2005

Exploration expenses ($)	263,975	141,178

Investment in exploration and development ($)

Property, plant and equipment	1,593,214	1,482,678
Mill	1,191,850	-
Capitalized development and exploration costs	20,593,275	11,139,804

	23,378,339	12,622,482

Development metres	3,469	2,111

Metres of exploration drilling
Underground	28,149	7,903
Surface	10,602	-

(1)

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold Project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

2.1.7

Drilling

A total of 616 holes totalling 131,183 metres of surface and underground diamond drilling were completed in the property from the early 1980’s to December 2006. The majority of the drill-holes used for resource estimates were BQ size. In 2006, 189 drill holes for 28, 140 metres were drilled from underground and 25 holes for 10, 602 metres from the surface.

Most of the drillholes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Project. Underground drillholes are BQ calibre, whereas surface drillholes are NQ size. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold project. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2005-2006 program and the RQD for the zones is excellent.

2.1.8

Sampling and Analysis

i)

Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum width of 0.3 metres and a maximum length of 1 metre.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The sample weighed an average of 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

ii)

Assays

Accurassay Laboratories (Accurassay) of Thunder Bay, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses for 2005 and 2006. A number of underground muck and chip samples were sent to River Gold’s assay lab in Wawa. Accurassay has commercial Canadian assay laboratories accredited by the Standards Council of Canada to ISO/IEC 17025 guidelines for gold analysis. In September 2006, all samples were sent to Swastika Laboratories in Kirkland Lake.

The step-by-step procedure for sample analyses is briefly described as follow:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 90% passing 2 mm, using a jaw crusher. A representative sub-sample of 250 to 450 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 90% passing –150 mesh, using a ring pulverizer.

•

Samples are then analyzed by fire assay with a gravimetric finish. In the last case, 30 g of representative material are subjected to the fire assay and to gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the Island Gold site.

iii)

Quality Control

During the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay are run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2005 but for 2006, Accurassay was not produce the same quality. The assays supporting the Island Deposit mineral resources estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

2.1.9

Security of Samples

At the Island Gold project, there are no specific quality control measures for the shipment of drill core samples.

2.1.10

Mineral Resource Estimates

In 2006, methodology and procedures for mineral resource estimate have been reviewed by Genivar, an independent firm, under the supervision of Michel Garon, Eng., and Nicole Rioux, geo. qualified persons according to the National Instrument 43-101. The base data, factors and parametres used in the determination of the mineral resource are based on the knowledge of the Island Gold deposit as of June 30, 2006.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral resource and reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at June 30, 2006. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)

Technical Parameters

At the Island Gold project, Promine software was used to prepare the resource calculation. A polygonal model was constructed using data within a maximum radius of 20 metres from diamond drillhole intercepts. For the measured resources, a block model technique was done used inverse distance as interpolation method with a maximum of 4 composites. The main parameters used to estimate the global mineral resources are as follows:

•

A Cut-off grade of 5 g/t Au fixed with a gold price at US$514/oz (or CAN$575/oz with an exchange rate of CAN$1.2 for US$1);

•

Operating costs of $120.00/tonne;

•

Grade capping at 75 g/t Au for all zones;

•

A minimum true thickness of 1.5 metres based on the proposed mining method (cut and fill and skrinkage);

•

An average rock density of 2.82 t/m3 is defined.

ii)

Resource Classification

The following descriptions provide more information on the classification of mineral resources at the Island Gold project. Measured resources are confirmed by underground development. These resources extend to 10 metres from underground openings, following the dip of the geological body. Indicated resources are defined by a cluster of drill intercepts within a 20-metre envelope, whereas inferred resources are defined either by isolated drill intercepts, or within a 20 to 30-metre envelope.

iii)

Resource Table

According to the calculation, as of the technical report filed on November 30, 2006, mineral resources are estimated as:

Resource Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Measured	37,688	11.80	14,297
Indicated	248,163	11.27	89,889

Total (measured + indicated)	285,851	11.34	104,186

Inferred	108,304	10.16	35,722

* Richmont Mines’ equity interest – 55%

Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

2.1.11

Metallurgy

Metallurgical testing was carried out by Lakefield Research in June 1988 on ore extracted from the Island Zone. These tests were conducted on three composite samples with respective average grades of 3.56 g/t Au, 7.59 g/t Au, and 15.38 g/t Au. Metal assay results at Lakefield, for the three composite samples, were 2.75 g/t Au, 6.83 g/t Au, and 12.3 g/t Au, and indicated that very little coarse gold was present. Cyanidation tests were conducted with 500 g of material, crushed to 77% passing –200 mesh. Gold dissolution was fairly rapid and the recovery rate was above 94% after 48 hours.

A bulk sample of 4,167 tonnes was extracted from underground stopes at the Island Zone and processed at the Kremzar mill in three lots in 1990. Gold recovery was approximately 94%. In 2006, 41,521 tonnes of mineralized materiel was milled from the development material at a grade of 5.08 gpt for 6,779 ounces with a 93.8% of gold recovery.

2.1.12

Summary of Exploration and Development Work

In 2006, an investment of $23,378,339 went to the continuation of advanced exploration and development work at the Island Gold property. The underground exploration drilling completed in the Island Zone, which is required for the calculation of mineral reserves, is currently being processed, and the calculation is expected to be available towards the end of the first quarter of 2007. In addition, a program of surface exploration at the Lochalsh and Goudreau zones, both of which show high potential for exploration, was completed, for a total of more than 10,000 metres of drilling. The data will be updated as soon as the calculations of the resources in these zones are available.

Throughout 2006, development of underground infrastructure continued in order to give access to strategic locations identified, according to models of mineralization, so that drilling can be performed at targets defined in the exploration program for the Island Zone. In addition, the work completed made it possible to evaluate the land in more detail within a long-term operational context and put the site into commercial production more quickly once a decision to this effect has been made. Currently the ramp has a vertical depth of 315 metres and is being extended to Level 340 in order to give access to the zones at depth.

The mill was gradually put into operation in September 2006. As of December 31, 2006, approximately 41,500 tonnes of mineralized material had been processed in the course of mining and milling tests. In all, 2,151 ounces of gold from the Island Gold project were sold in 2006 at an average price of US$633. The revenue from these sales was deducted from the cost of developing this property, in compliance with the prevailing accounting standards. The parameters identified and the metallurgical results obtained are currently being used to calculate the reserves.

The processing of mineralized material continues in 2007. During the second quarter of 2007, the Company should make a decision about bringing the Island Gold project into commercial production, which is conditional on the calculation of the reserves at the Island Zone and the acceptance of the closure plan for mine production by the Ontario Ministry of Northern Development and Mines. In addition, drilling of the zones that have shown strong potential will continue in order to confirm the models of mineralization, as well as to increase resources and convert them into reserves. Based on the drill holes done up to June 30, 2006, Genivar, an independent firm, estimated the mineral resources, which totalled 519,729 tonnes at an average grade of 11.34 g/t, or 189,430 ounces of gold from measured and indicated resources, and 196,917 tonnes at 10.16 g/t, for a total of 64,949 ounces from inferred resources.

The Island Gold Zone remains open at depth and along strike. Based on a preliminary review of drillholes in the Lochalsh and Goudreau zones, these two zones offer excellent exploration potential and the distinct possibility to add mineral resources. The Island Gold Project offers good potential to increase the mineral resources and to convert inferred mineral resources into indicated resources.

3.

Newfoundland Division

3.1

Nugget Pond Property

In October 2006, Richmont Mines received from New Island Resources cash consideration of $2,250,000 to complete the sale of the Nugget Pond property and gold mill. With the sale, Richmont Mines was released from all claims and other liabilities relating to this property. In addition to the cash deposit of $250,000 received on the signing of the option agreement with New Island Resources with respect to the property in November 2005, Richmont Mines also received 1,000,000 common shares of New Island Resources valued at $300,000 at the issue date in July 2006.

4.

Exploration Projects and Others Properties

4.1

General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. Richmont Mines 2006 annual report presents details on all of these properties in the section under the heading “Summary of operation and financial results for 2006, 2005 and 2004” of the Management’s discussion and analysis. The following table outlines Richmont Mines’ interest in these exploration properties as at December 31, 2006.

Property	Year of acquisition	Number of claims	Participation(1)

Quebec
Francoeur	1992	13	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Camflo North West	2005	13	50%
Newfoundland and Labrador
Valentine Lake	2003	502	Option for 70%
Cripple Creek(2)	2005	83	Option for 100%
Ontario
Island Gold	2003	305	55%
Sewell	2002	6	100%
Cripple Creek	2002	42	100%

(1)

The Company will be required to pay royalties if some of these properties are brought into commercial production.

(2)     This property was abandoned in 2006.

The following table presents Richmont Mines’ exploration and evaluation of project expenses in 2004, 2005 and 2006 and the budgeted estimated amounts for 2007.

	2004	2005	2006	2007
			$	$
				Estimated
Quebec
Beaufor Mine	980,166	862,150	1,342,438	1,500,000
East Amphi	11,659,892	15,450,202	248,384	100,000
Francoeur	10,864	49,974	146,165	50,000
Monique	270,047	19,186	403	50,000
Wasamac	290,982	39,685	53,855	55,000
Newfoundland
Cripple Creek	-	-	153 297	N/A
Hammerdown Mine	186,631	-	-	-
Valentine Lake	1,056,283	393,200	66,606	1,000,000
Ontario
Island Gold	359,567	12,763,660	23,642,315	2,000,000
Sewell and Cripple Creek	253,443	178,596	8,448	10,000

Other properties	72,990	83,831	5,411	110,000
Evaluation of projects	349,763	508,746	582,646	500,000
Tax credit	(1,511,045)	(2,136,164)	(792,110)	(500,000)

	13,979,583	28,213,066	25,457,858	4,875,000

4.2

Valentine Lake

4.2.1

Description and Location of the Property

i)

Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by way of 75 kilometres of gravel road from Millertown via the Buchans Highway.

ii)

Description of the Property

The Valentine Lake property consists of 2 grouped mineral exploration licences 10 943M (Valentine Lake North) and 10 899M (Valentine Lake South). The two (2) blocs of claims cover a total area of 12,550 hectares; 6400 hectares and 256 claims for Valentine North and 6,150 hectares and 246 claims for Valentine South.

iii)

Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources Inc. by carrying out $2.5 million in exploration work by October 31st, 2007. As of December 31, 2006, exploration work has been done for an amount totalling $1,549,738 and Richmont intends to complete the required amount to acquire their property.

4.3

Wasamac

4.3.1

Description and Location of the Property

i)

Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road that leads directly to the property.

ii)

Description of the Property

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370) which represent a total area of 757.65 hectares in the Beauchastel township. Richmont Mines owns 100% of the Wasamac property.

4.4

Francoeur

4.4.1

Description and Location of the Property

i)

Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road from the north that crosses the Arnfield town and leads directly to the property.

ii)

Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including 3 mining concessions and 4 mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur mine was in operation from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. Two head frames are present on the property, as well as various basic infrastructures.

iii)

Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francoeur property. Cadillac-West Exploration undertook to invest $0.5 million in exploration, after which it will have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million over three years. In accordance with this agreement, Cadillac-West Exploration completed a drilling program of approximately $300,000 in 2005 on the Norcoeur and Lac Fortune group of properties. The work led to the completion of 7,160 metres of drilling, and gold-bearing zones were intersected. Cadillac-West Exploration has spent approximately $866,000 in exploration work as at the end of 2006 and is planning additional work for 2007.

4.5

Camflo Northwest

4.5.1

Description and Location of the Property

i)

Location and Access

The Camflo Northwest property is located about 21 km west of Val-d’Or, in northwestern Quebec. The property is located west of the Camflo mill. The property can be reached via the Camflo mill road, which turns off Highway 117, about 5 km east of Malartic.

ii)

Description of the Property

The Camflo Northwest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township. It covers a total surface area of 453.5 hectares.

iii)

Agreement

Richmont Mines had the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005 and an additional 30% by spending $125,000 before June 29, 2007. As of April 25, 2006, Richmont Mines had acquired a 50% interest in the Camflo Northwest property and is currently conducting additional work to acquire its additional 30% interest.

4.6

Table of reserves and resources

TABLE OF RESERVES AND RESOURCES
	December 31, 2006			December 31, 2005
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	66,167	6.90	14,676	114,600	7.31	26,900
Probable reserves[1]	118,703	9.12	34,814	392,000	8.98	113,200
Measured resources	78,642	5.94	15,029	101,800	5.36	17,600
Indicated resources	532,823	7.79	133,365	629,300	6.77	137,000
Inferred resources	-	-	-	46,000	9.42	13,900

East Amphi Mine
Proven reserves[1]	99,909	3.67	11,789	288,900	4.04	37,500
Probable reserves[1]	-	-	-	351,900	5.57	63,000
Measured resources	131,697	6.93	29,347	248,000	4.72	37,600
Indicated resources	735,397	5.72	135,207	488,400	5.53	86,800
Inferred resources	319,937	5.91	60,775	308,500	5.95	59,000

GOLD PROJECTS
Island Gold[2]
Measured resources	37,688	11.80	14,297	16,100	10.90	5,600
Indicated resources	248,163	11.27	89,889	162,100	11.19	58,300
Inferred resources	108,304	10.16	35,722	193,600	12.08	75,200

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine Lake[3]
Inferred resources	920,000	8.50	251,600	920,000	8.51	251,600

Wasamac
Inferred resources	1,282,000	6.92	285,200	1,280,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	284,779	6.69	61,279	1,147,400	6.52	240,600
Measured and indicated
resources	2,649,410	7.57	644,634	2,530,700	7.01	570,400
Inferred resources	2,630,241	7.49	633,297	2,748,100	7.75	684,900

1 In 2006, based on a price of US$513/oz and an exchange rate of 1.12 (in 2005, a price of US$450 and an exchange rate of 1.20)
[2] Richmont Mines’ share – 55%
[3] Richmont Mines’ share – Option to acquire 70%

National Instrument 43-101 – Standards of Disclosure to Mineral Projects

The Company’s main properties mineral reserve and resource calculations were established by “qualified persons” as defined under National Instrument 43-101 and their names are in the table below.

Mines	Qualified Persons	Titles
Beaufor Mine[1]	Francois Chabot, M.Sc, ing.	Project Manager for Golder Associates
East Amphi Mine[2]	Jules Riopel, M.Sc., geo., MBA	Geology and Exploration Manager
	Yves Rougerie, geo.	Independent Consultant
	Jacques Daigneault, geo	Senior geologist
Advanced exploration project
Island Gold[3]	Michel Garon	Geology Manager for Genivar
	Nicole Rioux	Senior Geologist for Genivar

1)  Filed on March 29, 2007.

2)  Filed on May 18, 2006.

3)  Filed on November 30, 2006.

5.

Other Aspects of the Business

5.1

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines could occasionally use put and call options on gold, and forward sales contracts on gold and US dollar. All such hedging policies are previously approved by the Company’s Board of Directors. Financial derivatives are used only in accordance with the Company’s hedging policy, and not for speculative purposes.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

As at December 31, 2006 and 2005, Richmont Mines had no gold hedging contracts.

5.2

Environment

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont Mines cannot foresee any further legislation and amendments that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

5.2.1

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The Ministry may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec).

Richmont Mines holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec).

5.2.2

Newfoundland

As planned, the Company closed the Hammerdown Mine in May 2004 and subsequently ensured that the site rehabilitation work was carried out in compliance with the standards established by the province of Newfoundland and Labrador.

As of December 31, 2006, the Company had eliminated the letter of credit, in relation with the Nugget Pond property, concerning the restoration of the mining sites, following the transaction concluded on October 30th, 2006.

5.3

Employees

Richmont Mines offers its employees compensation that includes attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2006, Richmont Mines employed a total of 305 workers compared with 257 a year earlier.

A first bargaining agreement for a three-year period ending December 31, 2006 was signed with the unionized employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009.

In 2005, Richmont Mines’ Management negotiated a bargaining agreement for the East Amphi Property valid until April 30, 2008. The employees of the Beaufor Mine and the Island Gold project are not unionized and labour relations are satisfactory.

IV.  CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2006, and should be read in conjunction with these statements and the accompanying notes.

1.

For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars except per share data)
	2006	2005	2004

Total revenues	36,125	21,645	39,641
Net earnings (loss)	3,194	(27,480)	732

Net earnings (loss) per share
Basic	0,14	(1.54)	0.05
Diluted	0,14	(1.54)	0.04

Total assets	78,498	54,226	56,194

Long-term debt	-	-	-

Working capital	21,171	21,877	25,925

Shareholders’ equity	54,690	40,464	45,412

2.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

 V.  CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of unlimited number of common shares, no par value.

Common Shares	2006	2005	2004

Weighted average outstanding	22,903,984	17,837,886	16,126,784
Outstanding as of December 31	24,180,353	20,994,553	16,169,653
Diluted as of December 31	26,298,053	23,032,553	18,112,153
Closing price as of December 31	$2.80	$4.35	$5.50

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distributions of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Repurchase of shares

On November 1st, 2006, the Company put in place a normal course issuer bid to purchase outstanding shares which is in force for 12 months and will expire on November 2, 2007. Up to 1,200,000 common shares may be purchased under the bid, corresponding to approximately 5% of the issued and outstanding common shares of the Company as of October 31, 2006.

Stock Option Purchase Plan

The Company offers a Stock Option Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees.

Shareholder Rights Plan

The Company implemented a shareholder rights plan (the “Rights Plan”) on April 9, 2002 (the “Effective Date”).

The shareholders of the Company approved the renewal of the Rights Plan at their meeting on May 12, 2005 and the Rights Plan remains in effect subject to being reconfirmed at every third annual meeting of shareholders. If the Rights Plan is not reconfirmed at the 2008 annual meeting it will terminate. Even if reconfirmed by the shareholders, the Rights Plan will expire ten years after the Effective Date.

The following is a summary of the principal terms of the Company’s Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan, itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Rights Plan is to provide the Board of Directors of the Company sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the approval of the Board of Directors.

On the Effective Date, one Right (as defined in the Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right has and will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of one common share at a 50% discount to its market price.

The requirements for a Permitted Bid include the following:

•

the takeover bid must be made by way of a takeover bid circular;

•

the takeover bid must be made to all shareholders of the Company;

•

the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

•

if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

The Company, to its knowledge, does not have any escrowed securities.

VI.  MARKET FOR STOCK TRADING

The Company’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)
2006	Share volume	High	Low	Close
January	632,558	4.65	3.98	4.43
February	1,056,233	4.43	3.55	4.09
March	987,666	4.47	3.75	4.40
April	610,922	5.35	4.11	5.00
May	1,563,528	5.40	4.50	4.75
June	319,332	4.77	3.78	4.05
July	83,537	4.30	3.80	4.00
August	544,867	4.20	3.38	3.67
September	571,727	3.80	2.63	2.75
October	365,083	3.20	2.40	3.08
November	385,429	3.52	2.88	3.05
December	700,779	3.07	2.59	2.80
Annual summary	7,821,661	5.40	2.40	2.80

American Stock Exchange (AMEX) (US$)
2006	Share volume	High	Low	Close
January	712,200	4.00	3.38	3.87
February	678,400	3.88	3.21	3.57
March	771,000	3.81	3.21	3.76
April	855,200	4.73	3.57	4.48
May	1,259,600	4.75	4.10	4.33
June	551,200	4.33	3.36	3.60
July	169,800	3.87	3.42	3.54
August	691,800	3.70	3.12	3.33
September	877,400	3.41	2.36	2.46
October	674,800	2.90	2.18	2.75
November	700,600	3.10	2.55	2.70
December	1,234,600	2.71	2.30	2.36
Annual summary	9,176,600	4.75	2.18	2.36

VII.  DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 30, 2007

Jean-Guy Rivard Rouyn-Noranda (QC) Canada	Chairman of the Board and Director	Chairman of the Board of Richmont Mines	Feb. 25, 1981	1,220,800

Martin Rivard Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and CEO of Richmont Mines	Oct. 1, 2005	14,000

Denis Arcand(2) (3) Brossard (QC) Canada	Director	Businessman	Sept. 28, 1995	36,348

Raynald Vézina, Eng.(2) (3) Quebec (QC) Canada	Director	Consultant	Oct. 30, 2006	Nil

Réjean Houle(2) (3) Montreal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	39,000

Campbell Stuart Montreal (QC) Canada	Secretary	Partner, Colby, Monet, Demers, Delage & Crevier, law firm	July 23, 2002	Nil

Christian Pichette Brossard (QC) Canada	Vice President, Operations	Vice President, Operations of Richmont Mines	October 6, 2005	4,500

Nicole Veilleux Rouyn-Noranda (QC) Canada	Financial Director	Financial Director of Richmont Mines	March 1, 2006	1,000

(1)

As the Company has no personal knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.

(2)

Member of the Audit Committee

(3)

Member of the Compensation Committee

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard, who was, prior to October 2005, Executive Vice-President of Richmont Mines; Mr. Christian Pichette, who was, prior October 2005, General Manager of Niobec Mine, Cambior Inc.; and Mrs Nicole Veilleux, who was, prior March 2006, Controller of Richmont Mines.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above owns a total of 1,315,648 voting shares, which represents less than 5.00% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own voting shares of Louvem Mines Inc.

VIII.  AUDIT COMMITTEE

Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereof.

Composition of the Audit Committee

The audit committee is composed of Messrs Denis Arcand, Raynald Vézina and Réjean Houle. All members of the audit committee are independent and financially literate as defined in Multilateral Instrument 52-110 respecting Audit Committees (“MI 52-110”).

Relevant Education and Experience

Mr. Arcand received his Bachelor of Commerce from the HÉC in Montreal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably heading up its Montreal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Houle is an experienced manager who held a number of positions at Molson between 1983 and 1995. Subsequently he served as Chief Executive Officer and Vice-President of operations of the Club de hockey Canadien until 2001, when he became an Ambassador for this organization so dear to his heart, having himself been a professional hockey player from 1969 to 1983.

Mr. Vézina obtained a Bachelor of Mining Engineering from Laval University in 1970. He has 30 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior, Falconbridge and Placer Dome. We are convinced that his experience will contribute to the expansion of the Company.

The Honourable Gilles Loiselle holds the position of Advisor to the President of the Executive Committee of Power Corporation of Canada, Mr. Paul Desmarais, Sr., since 1993. From 1967 to 1988, Mr. Loiselle joined the Québec civil service. He served as First Counsellor and as Agent General in Paris, London and Rome. As a senior civil servant, he was in turn Executive Director of Government Communications, and Assistant Deputy Minister for Canadian Intergovernmental Affairs and for Cultural Affairs. Mr. Loiselle was appointed President of the Interministerial Committee for the Olympic Year in 1976 and Commissionner of the 450th anniversary of 1984. Elected member of Parliament for the riding of Québec in 1988, he served in the Canadian Government as Minister of State for Finance, as President of the Treasury Board and as Minister of Finance. During the year, he gradually retired himself from professional occupations and resigned from the Board on October 23, 2006.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has never relied on the exemption provided in Parts 2 and 3 of Regulation 52-110 or the exemption from Regulation 52-110 or any part thereof granted pursuant to Section 8 of Regulation 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the board of directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

Pre-Approval Policies and Procedures

The audit committee has never adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Audit services	2006	2005
Current year	154,500	132,000

Audit-related fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services	2006	2005
Traveling expenses	13,566	10,808
Special work	*136,658	51,978

* Includes $116,658 related to the financing by short-form prospectus completed in May 2006.

Taxation fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2006	2005
Review quarterly estimate	9,640	12,800
Planning and tax advice	5,300	19,270

Other fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2006	2005
Other consultations	4,500	11,550
Other expenses	15,395	13,012

IX.  LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company does not face any legal proceedings or regulatory actions as of March 30, 2007.

X.  REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Company is Computershare Trust Company of Canada Inc., 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

XI.  MATERIAL CONTRACTS

In the course of the year 2004, Richmont Mines had not completed any significant acquisition or disposition.

In the course of the year 2005, Richmont Mines acquired 55 % of the Island Gold property as mentioned in the agreement signed in 2003 with Patricia Mining.

During the course of November 2006, Richmont Mines gave up its interest in the Nugget Pond property according to the agreement signed with New Island Resources in November 2005 and amended in July 2006.

XII.  ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained on the SEDAR web site (www.sedar.com) and on the web site of Richmont Mines Inc. (www.richmont-mines.com).

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management’s discussion & analysis for the year ended December 31st, 2006.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES

The Audit Committee of Richmont Mines Inc. (the “Company”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Company shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Company’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.     The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors' performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.     The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor.

3.     The Committee shall discuss with the auditors, in October of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.     The Committee shall inquire of management, the auditors, the Vice-President, Finance and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Company and inquire as to the steps management has taken to minimize such risks.

5.     The Committee shall consider, in consultation with the auditors and the Vice-President, Finance, the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.     With respect to the annual external audit of the Company, the Committee shall review with the Vice-President, Finance, management and the auditors:

a)     the Company’s annual financial statements and accompanying notes and the auditors' report thereon, including the Company’s specific disclosures under related "Management Discussion and Analysis" in its report and on Form 20-F, and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)     any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)     any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors' work or access to required information and any instances of second opinions sought by management;

d)     management letters to the auditors;

e)     other matters related to the conduct of the audit, including the adequacy of the Company’s internal controls and any significant findings during the year and management’s responses thereto; f) review any material related party transactions; and

g)     review the performance of the Company’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.     Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Company’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.     With respect to the unaudited quarterly reports of the Company, the Committee shall consider and review with management and the Vice-President, Finance:

a)     the Company’s quarterly financial statements and accompanying notes, including the Company’s specific disclosures under related "Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)     any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c)     review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.     The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Company’s accounting policies.

10.   The Committee shall meet as needed with the Company’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Company and any reports received from regulators that may have a material impact on the Company’s financial statements, environmental compliance and financial liabilities or reserves.

11.   The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.   The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.   The Committee shall review with the Vice-President, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Company’s Code of Ethics for Financial Reporting Officers and other internal policies having application.

54

14.   The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15.    The Committee shall consult as required with the Company's Compensation Committee with respect to compensation of the Chairman and senior executives.

16.    Other responsibilities of the Committee shall include:

a)     reviewing the appointment and termination of the Vice-President, Finance;

b)     reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

c)     orientation and training as needed for members of the Committee;

d)     reviewing with management and the auditors the potential risks facing the Company, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

e)     receiving, considering and responding to complaints received by the Company regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)      providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)     if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)    retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)    making recommendations for any remedial action to be taken by the Company, if warranted, to correct any questionable accounting or auditing matter; and

v)     if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Company in response thereto.

17.   The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.   The Committee shall circulate approved minutes of its meetings to all members of the Board.